Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Common Stock, $0.01 par value per share	$99,999,950	$11,620

(1)	Calculated in accordance with Rule 457(r) of the Securities Act.

Filed pursuant to Rule 424(b)(2)

Registration Statement Number 333-202405

Prospectus Supplement

To the Prospectus Dated March 2, 2015

2,449,479 Shares

Common Stock

We are offering 2,449,479 shares of our common stock at a public offering price of $35.50 per share.  Our common stock is traded on The Nasdaq Capital Market under the symbol “EGBN.”  On March 4, 2015, the last reported sale price of our common stock on The Nasdaq Capital Market was $35.57 per share.

Investing in our common stock involves risks.  Please carefully read the “Risk Factors” beginning on page S-11 of this prospectus supplement and appearing in our Annual Report on Form 10-K for the year ended December 31, 2014 for a discussion of certain factors that you should consider before making your investment decision.

	Per share	Total
Public offering price	$35.500	$86,956,504
Underwriting discount(1)	$1.775	$4,347,825
Proceeds to us, before expenses	$33.725	$82,608,679

(1) See “Underwriting” beginning on page S-18 for disclosure regarding the underwriting discounts, expenses payable to the underwriter and proceeds to us, before expenses.

The shares of common stock are being offered through the underwriter on a firm commitment basis. We have granted the underwriter a 30-day option to purchase up to 367,421 additional shares of common stock at the same price, and on the same terms, solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits, savings accounts, or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriter expects to deliver the shares of our common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about March 10, 2015, subject to customary closing conditions.

The date of this prospectus supplement is March 4, 2015

You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus we authorized to be delivered to you. We have not, and Sandler O’Neill + Partners, L.P., or Sandler, has not, authorized any other person to provide you with additional information or information different from that contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. To the extent information in this prospectus supplement and any free writing prospectus is inconsistent with any of the documents incorporated by reference into this prospectus supplement and any free writing prospectus, you should rely on this prospectus and any free writing prospectus.  We are not, and Sandler is not, making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, or any documents incorporated by reference herein, is accurate as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates. This prospectus supplement supersedes the accompanying prospectus to the extent it contains information that is different from or in addition to the information in that prospectus.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering, and updates and adds to the information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information about us, the common stock, and the other securities we may offer from time to time, some of which may not apply to this offering. You should read this prospectus supplement, the accompanying prospectus and any free writing prospectus, together with additional information described below under the headings “Where You Can Find Additional Information” and “Incorporation of Certain Information by Reference.” Generally, when we refer to this “prospectus” we mean this prospectus supplement together with the accompanying prospectus.

We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the common stock in certain jurisdictions may be restricted by law. This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any common stock offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Unless otherwise expressly stated or the context otherwise requires, all information in this prospectus supplement assumes that (i) the underwriter will not exercise its option to purchase additional shares of our common stock to cover over-allotments, if any, and (ii) no options, warrants, stock rights or shares of common stock were issued after March 3, 2015.

This prospectus supplement includes market size, market share and industry data that we have obtained from internal company surveys, market research, publicly available information and various industry publications. The third-party sources from which we have obtained information generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you that this information is accurate or complete. We have not independently verified any of the data from third-party sources nor have we verified the underlying economic assumptions relied upon by those third parties. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been verified by any independent sources. Our internal company surveys are based on data we have collected over the past several years.

In this prospectus supplement, unless otherwise expressly stated or the context otherwise requires, the terms “we,” “us,” the “Company,” “Eagle,” and “our” refer to Eagle Bancorp, Inc. and our subsidiaries on a combined basis, except that in the description of the securities offered, these terms refer solely to Eagle Bancorp, Inc. and not to any of our subsidiaries. References to “EagleBank” or “Bank” refer to EagleBank, Bethesda, Maryland, which is our principal subsidiary.

CAUTION ABOUT FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” ‘‘estimate,’’ “expect,” “intend,” “plan,” or words or phases of similar meaning. We caution that the forward looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward looking statements:

•                  The strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•                  Geopolitical conditions, including acts or threats of terrorism, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•                  The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, inflation, interest rate, market and monetary fluctuations;

•                  The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•                  Results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our allowance for credit losses or to write-down assets;

•                  Changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or our subsidiary bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

•                  The willingness of users to substitute competitors’ products and services for our products and services;

•                  The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•                  The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setting bodies;

•                  Technological and social media changes;

•                  The effect of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•                  The growth and profitability of non-interest or fee income being less than expected;

•                  Changes in the level of our non-performing assets and charge-offs;

•                  Changes in consumer spending and savings habits;

•                  Unanticipated regulatory or judicial proceedings; and

•                  Other risk factors included under the heading “Risk Factors” beginning on page S-11 and appearing in our Annual Report on Form 10-K for the year ended December 31, 2014.

If one or more of the factors affecting our forward looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward looking information and statements contained in this prospectus supplement and the accompanying prospectus, and in the information incorporated by reference herein and therein. Therefore, we caution you not to place undue reliance on our forward looking information and statements. We will not update the forward looking statements to reflect actual results or changes in the factors affecting the forward looking statements.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and may not contain all the information that you need to consider in making your investment decision. To understand this offering fully, you should read this prospectus supplement and the accompanying prospectus carefully. You should carefully read the sections titled “Risk Factors” in this prospectus supplement and in the accompanying prospectus and the documents identified in the section “Incorporation of Certain Information by Reference.”

The Company

We are the registered bank holding company for EagleBank, Bethesda, Maryland, a Maryland chartered commercial bank which is a member of the Federal Reserve System. We were organized in October 1997 to be the holding company for EagleBank, which commenced operations in July 1998.

We are a growth-oriented company providing a high level of service to further enhance our deep relationships with our customers. The Company offers a broad range of commercial banking services to its business and professional clients as well as full service consumer banking services to individuals living and/or working primarily in our service area. EagleBank was organized as an alternative to the super-regional financial institutions which dominate our market area. Eagle Bank’s relationship banking philosophy is service driven in order to become familiar with and address the customer’s needs in a proactive personalized fashion.

Our common stock is listed for trading on The Nasdaq Capital Market under the symbol “EGBN.” As of March 4, 2015 there were 30,486,059 shares of our common stock outstanding.

At December 31, 2014, we had total assets of approximately $5.2 billion, total loans of approximately $4.31 billion, total deposits of approximately $4.31 billion, total shareholders’ equity of approximately $620.8 million and tangible common equity of approximately $439.0 million. At December 31, 2014, our nonperforming assets (consisting of nonaccrual loans, loans past due 90 or more days and other real estate owned) were approximately $35.7 million, or 0.68% of total assets. For the year ended December 31, 2014, we reported earnings of $1.95 per diluted common share, including $4.7 million of merger related expenses associated with the merger with Virginia Heritage Bank, or Virginia Heritage, completed on October 31, 2014. If merger related expenses are excluded, then our earnings would have been $2.08 per diluted common share.  We currently operate from 22 branch offices in Northern Virginia (10 branches), Montgomery County, Maryland (7 branches) and the District of Columbia (5 branches).

As noted above, the Company completed its acquisition of Virginia Heritage, a $955 million asset community bank with six offices in Northern Virginia, during the fourth quarter of 2014. The merger, a strategic transaction which significantly expanded EagleBank’s presence in Northern Virginia, added approximately $800 million in loans, $645 million in deposits, $95 million of borrowings, and approximately $106.9 million of goodwill and other intangibles to our balance sheet.  Since the closing of the acquisition, we have sold one Virginia Heritage branch located outside of our market area, with approximately $66 million of deposits, largely time deposits. We also have consolidated an existing EagleBank branch with a Virginia Heritage branch. We plan to consolidate one additional Virginia Heritage branch.

Our principal executive offices are located at 7830 Old Georgetown Road, Bethesda, Maryland 20814 and our telephone number is 301.986.1800. Our internet website is http://www.eaglebankcorp.com. The reference to our website does not constitute incorporation by reference of the information contained on the internet website, which should not be considered part of this prospectus supplement or the accompanying prospectus.

Our Strategy

Our goal is to continue to grow our Company, while maintaining sound operations and risk management, in order to provide attractive returns to our shareholders.  EagleBank, the largest community bank headquartered in Maryland, and in 2014, the most profitable, has become a leading community bank in the

Washington, D.C. metropolitan area as a result of our relationship banking approach.

We intend to continue to expand our operations, primarily through organic growth, and to a lesser extent, de novo branching and opportunistic acquisitions, while continuing to emphasize asset quality and profitability. Our strategy has been successful to date, and we believe that we can continue to drive returns to shareholders by focusing on a few key elements as follows:

•                  Focused on Profitability. Our management team and board of directors, who currently own approximately 10.69% of the outstanding shares of the Company, are dedicated to producing consistent profits and total returns for our shareholders. The Company has historically achieved a strong net interest margin, which is a key driver of our profitability. We are also continuing to focus on expense control, paying particular attention to our efficiency ratio and the ratio of noninterest expenses to average assets. By striving to constantly improve our net interest margin and efficiency ratio we aim to achieve high performance and to continually drive our return on average assets and return on average equity. For the twelve months ended December, 31, 2014, our return on average assets was 1.31% and our return on average common equity was 13.50%.  Excluding $4.7 million of merger related expenses incurred in connection with our acquisition of Virginia Heritage, our return on average assets would have been 1.40% and our return on average equity would have been 14.38%. Through December, 31, 2014, the Company has recorded 24 consecutive quarters of increasing net income and net income available to common shareholders.

•                  Strong Net interest Margin. For the year ended December 31, 2014, our net interest margin was 4.44%, which is the highest our net interest margin has been since 2007, and 14 basis points higher than our net interest margin of 4.30% for the year ended December 31, 2013.  We have a veteran management team and a dedicated board of directors that have been able to develop deep relationships with customers, as well as develop new relationships, with an emphasis on core deposit growth. This focus on building deep relationships with our customers has positively impacted our deposit costs and loan yields, resulting in our strong net interest margin.

•                  Strong Asset Quality.  Credit quality remains our most important focus. At December 31, 2014, our nonperforming assets (nonaccrual loans, loans 90 days or more past due and OREO) as a percentage of total assets was 0.68%.  Approximately 70% of our total loan portfolio consists of commercial real estate loans, including approximately 18% of loans collateralized by residential and commercial acquisition, development and construction loans. Our low level of nonperforming assets is a result of (i) the extensive real estate expertise among our lending and credit administration staff, executive officers and board of directors, and (ii) our strict, quality oriented underwriting and credit monitoring processes. We have realized a decrease in the percentage of nonperforming assets and loans 90 or more days past due to total assets over each of the last five years ended December 31, 2014. We are vigilant in rapidly responding to adverse economic conditions and to specific problem credits, as well as working to minimize losses. With the increased lending opportunities that are available in our market area as a result of retrenching by larger banks during and after the recession, we have been increasingly able to fund only the projects we deem high quality, and to adequately price and reserve for risk.

•                  Low Charge-Off History.  As a result of our focus on credit quality, for the year ended December 31, 2014 our ratio of net charge-offs to average loans was 0.17%, which is down from 0.23% for the year ended December 31, 2013.  For the five years ended December 31, 2014, our ratio of average net charge-offs to average loans was 0.29%.

•                  Driven by Deep, Long-Term, Customer Relationships. Our banking model is relationship based, and seeks to provide customers with multiple products, based upon our loan and relationship officer’s extensive knowledge of the customer’s business. We provide our customers with ready access to our team of locally-based decision-makers. While this model often requires a higher degree of direct customer contact than business models based on service centers, 800 numbers and internet websites, we believe it enables us to both create more ties with our customers and to cross-sell our varied product offerings to generate higher revenues. Over the last several years, we have been presented with, and have been able to capitalize on, increased opportunities to provide loan and deposit services to customers of national and super-regional banks who have had their relationships restricted, terminated or otherwise disrupted. We believe these displaced customers have come to understand the value and benefits of EagleBank’s local relationship-based banking model, and will remain with us, even as the national and super-regional banks continue their sales efforts in our markets and focus on our target customer.

•                  Demonstrated Organic Growth. Our historic growth in assets, loans, deposits and earnings has been consistently strong. We believe that we can continue to attract new customers through relationship banking without having to rely solely on an expansive branch network to compete with the national and super-regional banks. We believe that our existing network of 22 branches has significant potential to grow loan and deposits balances. While we intend to continue to explore opportunities for establishing additional branches, we have no current plans to add any additional branches, and intend to be highly selective in additional branching decisions.

•                  Strategic Geographic Market Positioning. EagleBank opened its doors in 1998 with three branches in Montgomery County, Maryland. Since then, EagleBank has established, by de novo expansion and acquisition, 19 additional branch offices, net of consolidations, for a total of 22 branches. EagleBank purposefully focused on those sub-markets of the Washington, D.C. metropolitan area where its officers and directors had existing relationships, and where they were most familiar with the local economy. Supported by the presence of the federal government, many government facilities, government contractors, law and lobbying firms and nonprofit groups, a highly educated workforce, and a per capita income among the highest in the country, the Washington, D.C. metropolitan area has weathered the recent financial turmoil better than many areas of the country. Montgomery County, Washington, D.C. and the Northern Virginia market represent stable and densely populated sub-markets.

•                  Proven Ability to Evaluate and Execute Acquisitions.  We have pursued a number of acquisitions during our 16 year history; however we have pursued only two whole bank transactions to completion — the acquisition of Fidelity & Trust Financial Corporation, or Fidelity, in 2008, and the acquisition of Virginia Heritage in 2014. We believe that each of these transactions provided us with meaningful balance sheet growth, significant business development and market expansion opportunities, and substantial cost saving opportunities. Our current strategic plan considers acquisitions on an opportunistic basis only, and not as the focus of our growth efforts. We anticipate that consolidation in the industry will continue due to increased regulatory pressures and continuing slow growth and margin pressure.  When consolidation occurs among banks operating in our market, we will be opportunistic and seek to capitalize on the resulting dislocation of customer relationships and employees to acquire new customers and add additional loan, deposit and business development officers.

•                  Focus on Hiring and Retention.  While we believe that each of the acquisitions we have completed has provided, and will continue to provide, significant benefits and opportunities, our focus remains on organic growth.  This focus requires that we emphasize recruiting and retaining experienced bankers and relationship officers with significant customer relationships and deep knowledge of our market. We believe current market conditions in the industry are highly conducive to hiring experienced and capable bankers.

•                  Board and Management Team Focused on Vision. Our Company has a management team and a board of directors with significant banking experience in the Washington, D.C. metropolitan area. Not only are these individuals dedicated to building deep customer relationships for the benefit of the Company, the Company’s directors and executive officers also maintain significant ownership of our common stock, currently owning approximately 10.69% of the outstanding shares of common stock.

The Offering

Issuer	Eagle Bancorp, Inc.

Shares offered	Up to 2,449,479 shares of common stock, $0.01 par value. (1)

Offering price	$35.50 per share

Over-allotment option

We have granted the underwriter an option to purchase up to an additional 367,421 shares of common stock within 30 days of the date of this prospectus supplement in order to cover over-allotments, if any.

Shares outstanding after completion of offering	32,935,538 (2)

Use of proceeds

We intend to use the proceeds of the offering for general corporate purposes, including but not limited to:

•                  the payment of the redemption price (including accrued but unpaid dividends to the date of redemption) of (i) the $56.6 million of the Company’s Senior Perpetual Non-Cumulative Preferred Stock, Series B, or Series B Preferred Stock, issued to the U.S. Secretary of the Treasury, or Treasury, pursuant to the Small Business Lending Fund, or SBLF, and (ii) the $15.3 million liquidation amount of the Company’s Senior Perpetual Non-Cumulative Preferred Stock, Series C, or Series C Preferred Stock, issued to Treasury in connection with the merger with Virginia Heritage;

•                  contribution of capital to our subsidiaries, including the Bank, to support organic growth, de novo branching and opportunistic acquisitions, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions.  For additional details, see “Use of Proceeds” at page S—13.

We expect that the redemption of the Series B Preferred Stock and Series C Preferred Stock, or the SBLF Preferred Stock, would occur prior to the increase in the dividend rate from 1% to 9% in January 2016.

Nasdaq Capital Market symbol	EGBN

Dividends and distributions

We do not currently pay a dividend on our common stock, based on our board of directors’ determination that it is in the best interests of the Company and its shareholders to reinvest earnings in the Company’s operations.  In addition, the terms of our Series B Preferred Stock and Series C Preferred Stock issued under the SBLF program, or our SBLF Preferred Stock, place certain restrictions on the payment of dividends or other distributions on our common stock.

Risk factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page S—11 and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before investing in our common stock.

(1)         The number of shares offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 2,816,900 shares.

(2)         The number of shares outstanding after the offering is based on 30,486,059 shares of common stock outstanding as of March 4, 2015, and excludes 367,421 shares issuable pursuant to the exercise of the underwriter’s over-allotment option. It also excludes an aggregate of 757,183 shares reserved as of December 31, 2014 for issuance under our equity compensation plans subject to outstanding awards and 423,977 shares reserved for issuance upon the exercise of outstanding warrants.

SELECTED FINANCIAL DATA

The following table sets forth selected historical consolidated financial data for the Company as of and for each of the five years ended December 31, 2014 (which has been derived from our audited consolidated financial statement). You should read this table together with the historical consolidated financial information contained in our consolidated financial statements and related notes, as well as our “Management’s Discussion and Analysis of Financial Condition and Results of Operation” included in our Annual Report on Form 10-K for the year ended December 31, 2014, which has been filed with the SEC and is incorporated by reference in this prospectus supplement.  We have presented certain information in the table below on a non-GAAP basis, as defined below. We believe that these non-GAAP ratios, when taken together with the corresponding ratios calculated in accordance with GAAP, provide meaningful supplemental information regarding our performance for the periods presented. Reconciliations for the non-GAAP measures included in the table are provided below. The results included here and elsewhere in this prospectus supplement are not necessarily indicative of future performance.

	At or for the year ended December 31,
(dollars in thousands except per share data)	2014	2013	2012	2011	2010
Balance Sheets—Period End
Securities	$404,903	$389,405	$310,514	$324,053	$237,576
Loans held for sale	44,317	42,030	226,923	176,826	80,571
Loans	4,312,399	2,945,158	2,493,095	2,056,256	1,675,500
Allowance for credit losses	46,075	40,921	37,492	29,653	24,754
Intangible assets, net	109,908	3,510	3,785	4,145	4,188
Total assets	5,247,880	3,771,503	3,409,441	2,831,255	2,089,370
Deposits	4,310,768	3,225,414	2,897,222	2,392,095	1,726,798
Borrowings	280,420	119,771	140,638	152,662	146,884
Total liabilities	4,627,121	3,377,640	3,059,465	2,564,544	1,884,654
Preferred shareholders’ equity	71,900	56,600	56,600	56,600	22,582
Common shareholders’ equity	548,859	337,263	293,376	210,111	182,134
Total shareholders’ equity	620,759	393,863	349,976	266,711	204,716
Tangible common equity(1)(2)	438,951	333,753	289,591	205,966	177,946
Statements of Operations
Interest income	$191,573	$157,294	$141,943	$119,124	$96,658
Interest expense	13,095	12,504	14,414	20,077	19,832
Provision for credit losses	10,879	9,602	16,190	10,983	9,308
Noninterest income	18,345	24,716	21,364	13,501	9,242
Noninterest expense (3)	99,728	84,579	76,531	63,276	51,005
Income before taxes	86,216	75,325	56,172	38,289	25,755
Income tax expense	31,958	28,318	20,883	13,731	9,098
Net income (3)	54,258	47,007	35,289	24,558	16,657
Preferred dividends	614	566	566	1,511	1,299
Net income available to common shareholders (3)	53,644	46,441	34,723	23,047	15,358
Per Common Share Data(4)
Net income, basic (3)	$2.01	$1.81	$1.50	$1.05	$0.71
Net income, diluted (3)	1.95	1.76	1.46	1.04	0.70
Book value	18.21	13.03	11.62	9.57	8.41
Tangible book value (1)(2)	14.56	12.89	11.47	9.38	8.21
Common shares outstanding	30,139,396	25,885,863	25,250,378	21,948,128	21,670,426

	At or for the year ended December 31,
(dollars in thousands except per share data)	2014	2013	2012	2011	2010
Weighted average common shares outstanding, basic	26,683,759	25,726,062	23,135,886	21,819,087	21,613,450
Weighted average common shares outstanding, diluted	27,550,978	26,358,611	23,743,815	22,316,593	22,046,554
Ratios
Net interest margin	4.44%	4.30%	4.32%	3.99%	4.09%
Efficiency ratio (3)(5)	50.67%	49.90%	51.40%	56.22%	59.26%
Return on average assets (3)	1.31%	1.37%	1.18%	0.97%	0.86%
Return on average common equity (3)	13.50%	14.60%	14.14%	11.71%	8.74%
Total capital (to risk weighted assets)	12.97%	13.01%	12.20%	11.84%	11.64%
Tier 1 capital (to risk weighted assets)	10.39%	11.53%	10.80%	10.33%	9.91%
Tier 1 capital (to average assets)	10.69%	10.93%	10.44%	8.21%	9.32%
Tangible common equity (1)(2)	8.54%	8.86%	8.50%	7.29%	8.53%
Asset Quality
Nonperforming assets and loans 90+ past due	$35,667	$33,927	$35,983	$36,019	$31,988
Nonperforming assets and loans 90+ past due to total assets	0.68%	0.90%	1.06%	1.27%	1.53%
Nonperforming loans to total loans	0.52%	0.84%	1.23%	1.59%	1.51%
Allowance for credit losses to loans	1.07%	1.39%	1.50%	1.44%	1.48%
Allowance for credit losses to nonperforming loans	205.30%	165.66%	122.19%	90.42%	97.89%
Net charge-offs	$5,724	$6,173	$8,351	$6,084	$5,173
Net charge-offs (annualized) to average loans	0.17%	0.23%	0.37%	0.32%	0.35%

(1)         The Selected Financial Data contains certain financial measures, referred to as non-GAAP measures, which are not calculated in accordance with accounting principles generally accepted in the United States of America or GAAP: “tangible common equity,” defined as total common equity reduced by goodwill and other intangible assets, and “tangible book value per common share,” defined as tangible common shareholders’ equity divided by total common shares outstanding. Eagle’s management uses these non-GAAP measures in its analysis of Eagle’s performance because it believes these measures are material and will be used as a measure of Eagle’s performance by investors. These disclosures should not be considered in isolation or as a substitute for results determined in accordance with GAAP, and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. Eagle’s management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures. A reconciliation of these non-GAAP measures to their GAAP equivalents is set forth below.

(2) Tangible book value per common share, a non-GAAP financial measure, is defined as tangible common equity divided by total common share outstanding.

Non-GAAP Reconciliation (Unaudited)	At or for the year ended December 31,
(dollars in thousands except per share data)	2014	2013	2012	2011	2010
Common shareholders’ equity	$548,859	$337,263	$293,376	$210,111	$182,134
Less: Intangible assets	(109,908)	(3,510)	(3,785)	(4,145)	(4,188)
Tangible common equity	$438,951	$333,753	$289,591	$205,966	$177,946
Book value per common share	$18.21	$13.03	$11.62	$9.57	$8.41
Less: Intangible book value per common share	(3.65)	(0.14)	(0.15)	(0.19)	(0.20)
Tangible book value per common share	$14.56	$12.89	$11.47	$9.38	$8.21
Total Assets	$5,247,880	$3,771,503	$3,409,441	2,831,255	2,089,370
Less: Intangible Assets	(109,908)	(3,510)	(3,785)	(4,145)	(4,188)
Tangible assets	$5,137,972	$3,767,993	$3,405,656	$2,827,110	$2,085,182
Tangible common equity ratio	8.54%	8.86%	8.50%	7.29%	8.53%

(3)         The reported figure includes the effect of $4.7 million of merger related expenses ($3.5 million net of tax) for the year ended December 31, 2014. As the magnitude of the merger expenses distorts the operational results of the Company, we present in the GAAP reconciliation below and in the accompanying text certain performance ratios excluding the effect of the merger expenses during the year ended December 31, 2014. We believe this information is important to enable shareholders and other interested parties to assess the core operational performance of the Company.

Non-GAAP Reconciliation (Unaudited)	Year Ended
(dollars in thousands except per share data)	December 31, 2014
Net income	$54,258
Adjustments to net income
Merger-related expenses, net of tax	3,472
Operating net income	$57,730

Net income available to common shareholders	$53,644
Adjustments to net income available to common shareholders
Merger-related expenses, net of tax	3,472
Operating earnings	$57,116

Earnings per weighted average common share, basic	$2.01
Adjustments to earnings per weighted average common share, basic
Merger-related expenses, net of tax	0.13
Operating earnings per weighted average common share, basic	$2.14

Earnings per weighted average common share, diluted	$1.95
Adjustments to earnings per weighted average common share, diluted
Merger-related expenses, net of tax	0.13
Operating earnings per weighted average common share, diluted	$2.08

Summary Operating Results:
Noninterest expense	$99,728
Merger-related expenses	4,699
Adjusted noninterest expense	$95,029

Adjusted efficiency ratio	48.28%
Adjusted noninterest expense as a % of average assets	2.30%

Return on average assets
Net income	$54,258
Adjustments to net income
Merger-related expenses, net of tax	3,472
Operating net income	$57,730

Adjusted return on average assets	1.40%

Return on average common equity
Net income available to common shareholders	$53,644
Adjustments to net income available to common shareholders
Merger-related expenses, net of tax	3,472
Operating earnings	$57,116

Adjusted return on average common equity	14.38%

(4)   Presented giving retroactive effect to the 10% stock dividend paid on the common stock on June 14, 2013.

(5)   Computed by dividing noninterest expense by the sum of net interest income and noninterest income.

RISK FACTORS

An investment in our common stock involves various risks. Before making an investment decision, you should carefully read and consider the risk factors described below as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. Any of these risks, if they are realized, could materially adversely affect our business, financial condition, and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. This prospectus supplement also contains forward-looking statements that involve risks and uncertainties. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected.  In any such case, you could lose all or a portion of your original investment.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, which may make it difficult for investors to resell shares of common stock at a time or price they find attractive.

Our stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. In addition to those described in “Caution About Forward Looking Statements,” these factors include:

•                  Actual or anticipated quarterly fluctuations in our operating results and financial condition;

•                  Changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other financial institutions;

•                  Reports in the press or investment community generally or relating to our reputation or the financial services industry;

•                  Strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions, or financings;

•                  Fluctuations in the stock price and operating results of our competitors;

•                  Future sales of our equity or equity-related securities;

•                  Proposed or adopted regulatory changes or developments;

•                  Anticipated or pending investigations, proceedings, or litigation that may involve or affect us;

•                  Domestic and international economic and political factors unrelated to our performance; and

•                  General market conditions and, in particular, developments related to market conditions for the financial services industry.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies, including for reasons unrelated to their operating performance. These broad market fluctuations may adversely affect our stock price, notwithstanding our operating results. We expect that the market price of our common stock will continue to fluctuate and there can be no assurances about the levels of the market prices for our common stock.

Our ability to pay dividends on our common stock, or repurchase shares of common stock, may be limited.

While we intend to utilize a portion of the proceeds of this offering to pay the redemption price of our SBLF Preferred Stock, until such redemption, which is expected to occur late in the fourth quarter of 2014, the terms of our SBLF Preferred Stock restrict our ability to declare or pay dividends or distributions on, or purchase, redeem or otherwise acquire for consideration, shares of our common stock. No repurchases of our common stock may be effected, and no dividends may be declared or paid on our common stock during the current quarter and for the next three quarters following the failure to declare and pay dividends on the SBLF Preferred Stock.

Additionally, under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on its common stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the Company’s Tier 1 Capital would be at least 90% of the Signing Date Tier 1 Capital, as set forth in the Articles Supplementary relating to the SBLF Preferred Stock, excluding any subsequent net charge-offs and any redemption of the SBLF Preferred Stock, or the Tier 1 Dividend Threshold.  The Tier 1 Dividend Threshold is subject to reduction, beginning on the second anniversary of issuance and ending on the tenth anniversary, by 10% for each one percent increase in qualified small business lending, or QSBL, over the baseline level.

Trading in our common stock has been moderate. As a result, shareholders may not be able to quickly and easily sell their common stock, particularly in large quantities.

Although our common stock is listed for trading on Nasdaq and a number of brokers offer to make a market in our common stock on a regular basis, trading volume to date has been limited, averaging approximately 82,382 shares per day during 2014 and 98,626 shares per day through March 4, 2015.  There can be no assurance that a more active and liquid market for our common stock will develop or can be maintained. As a result, shareholders may find it difficult to sell a significant number of shares of our common stock at the prevailing market price.

We may issue additional equity securities, or engage in other transactions which could dilute our book value or affect the priority of our common stock, which may adversely affect the market price of our common stock.

Our board of directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Except as described under “Underwriting,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future offerings, or the prices at which such offerings may be effected. Such offerings could be dilutive to common shareholders. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then-current common shareholders. Additionally, if we raise additional capital by making additional offerings of debt or preferred equity securities, upon liquidation of the Company, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings, will receive distributions of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

Our directors and officers currently own approximately 10.69% of our outstanding shares of common stock. As a result of their combined ownership, they could make it more difficult to obtain approval for some matters submitted to shareholder vote, including acquisitions of the Company. The results of the vote may be contrary to the desires or interests of the public shareholders.

Our directors and executive officers and their affiliates currently own approximately 10.69% of our outstanding shares of common stock, excluding shares which may be acquired upon the exercise of options. By voting against a proposal submitted to shareholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of shareholders, such as some mergers, share exchanges, asset sales, and amendments to the Articles of Incorporation.

Substantial regulatory limitations on changes of control and anti-takeover provisions of Maryland law may make it more difficult for shareholders to receive a change in control premium.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquiror is a bank holding company) of any class of the Company’s voting stock or obtaining the ability to control in any manner the election of a majority of its directors or otherwise direct the management or policies of the Company without prior notice or application to and the approval of the Federal Reserve. There are comparable prior approval requirements for changes in control under Maryland law. Also, the Maryland General Corporation Law, as amended, or MGCL, contains several provisions that may make it more difficult for a third party to acquire control of the Company without the approval of its board of directors, and may make it more difficult or expensive for a third party to acquire a majority of its outstanding common stock.

We will retain broad discretion in using the net proceeds from the offering, and might not use the proceeds effectively.

We intend to use the proceeds of the offering for general corporate purposes, including but not limited to the payment of the redemption price of our SBLF Preferred Stock, to support organic growth, de novo branching, and opportunistic acquisitions, should appropriate acquisition opportunities arise. Other than the approximately $71.9 million of net proceeds which we intend to use to redeem the securities described above prior to the end of 2015, we have not designated the amount of net proceeds we will use for any particular purpose and our management will retain broad discretion to allocate the net proceeds of the offering. The net proceeds may be applied in ways with which some investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us more profitable. In addition, it may take us some time to effectively deploy the proceeds from the offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to use the net proceeds of the offering effectively could have an adverse effect on our business, financial condition and results of operations

USE OF PROCEEDS

We intend to use the proceeds of the offering for general corporate purposes, including but not limited to:

•                  the payment of the redemption price (including accrued but unpaid dividends to the date of redemption) of the $56.6 million of Series B Preferred Stock, and the $15.3 million of Series C Preferred Stock; and

•                  contribution of capital to our subsidiaries, including the Bank; to support organic growth; de novo branching and opportunistic acquisitions, should appropriate acquisition opportunities arise. Currently, we do not have any agreements, arrangements or understandings regarding any possible acquisitions.

We expect that the redemption of the SBLF Preferred Stock would occur prior to the increase in the dividend rate from 1% to 9% in January 2016.

CAPITALIZATION

The following table sets forth our capitalization at December 31, 2014.  Our capitalization is presented on a historical basis and on a pro forma basis as if the offering had been completed as of December 31, 2014 and assuming the net proceeds to us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of approximately $500 thousand.  The pro forma capitalization does not reflect the redemption of the SBLF Preferred Stock, which we expect would occur prior to the increase in the dividend rate from 1% to 9% in January 2016.

The following information should be read in conjunction with our consolidated financial statements for the year ended December 31, 2014, and the notes thereto, included in our Annual Report on Form 10-K for the year ended December 31, 2014, incorporated by reference herein.

	December 31, 2014
	Actual	As Adjusted
	(Unaudited) (dollars in thousands)
Stockholders’ Equity:

Preferred Stock, $0.01 par value, 1,000,000 shares authorized, shares issued and outstanding at December 31, 2014 actual and as adjusted: Series B, $1,000 liquidation preference, 56,600; Series C, 15,300	$71,900	$71,900
Common Stock, $0.01 par value, shares authorized 50,000,000, shares issued and outstanding 30,139,396 actual and 32,588,875, as adjusted	296	320
Warrant	946	946
Additional Paid in Capital	394,933	477,018
Retained Earnings	150,037	150,037
Accumulated Other Comprehensive Income	2,647	2,647
Total Stockholders’ Equity	$620,759	$702,868
Total Common Stockholders’ Equity	$548,859	$630,968

Capital Ratios for the Company(1)
Tier 1 capital to risk-weighted assets ratio	10.39%	12.04%
Total capital to risk-weighted assets ratio	12.97%	14.61%
Tier 1 capital to average assets ratio	10.69%	12.32%
Tangible common equity to tangible assets ratio	8.54%	9.98%

(1)                     The as adjusted capital ratios assume the initial deployment of the net proceeds of the offering in short term investments carrying a 20% risk weighting under applicable regulations.

MARKET FOR COMMON STOCK AND OUR DIVIDEND POLICY

Market for Common Stock. Our common stock is listed for trading on the NASDAQ Capital Market under the symbol “EGBN.”  Over the twelve month period ended December 31, 2014, the average daily trading volume amounted to approximately 82,382 shares. No assurance can be given that a highly active trading market will develop or can be maintained. The following table sets forth the high and low sale prices for the common stock during each calendar quarter during the last two fiscal years, as adjusted for a 10% stock dividend paid on June 14, 2013. No cash dividends for common shareholders were declared during such periods.  As of March 4, 2015, there were 30,486,059 shares of common stock outstanding, held by approximately 9,521 beneficial shareholders, including approximately 1,039 shareholders of record.

	High	Low
Quarter Ending:
March 31, 2015 (through March 4, 2015)	$37.55	$31.78

December 31, 2014	$36.70	$30.94
September 30, 2014	$35.48	$31.61
June 30, 2014	$36.99	$30.22
March 31, 2014	$37.00	$29.24

December 31, 2013	$33.25	$26.04
September 30, 2013	$28.45	$22.29
June 30, 2013	$23.21	$18.13
March 31, 2013	$20.91	$18.18

Dividends. The Company does not currently pay a cash dividend on its common stock.   The payment of a cash dividend on common stock will depend largely upon the ability of the Bank, the Company’s principal operating business, to declare and pay dividends to the Company. Payment of dividends on the common stock will also depend upon the Bank’s earnings, financial condition, and need for funds, as well as governmental policies and regulations applicable to the Company and the Bank.

Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval.  Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus.  Under Maryland law, dividends may only be paid out of retained earnings. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.  At December 31, 2014 the Bank could pay dividends to the Company to the extent of its earnings so long as it maintained required capital ratios.

The Federal Reserve Board has established requirements with respect to the maintenance of appropriate levels of capital by registered bank holding companies.  Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future.  In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies.  In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC. The Bank currently is not in default under any of its obligations to the FDIC.

DESCRIPTION OF OUR CAPITAL STOCK

Eagle’s authorized capital consists of 50,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $.01 par value, the terms of which may be established by the board of directors without shareholder action. As of December 31, 2014, there were 30,139,396 shares of common stock outstanding, 56,600 shares of Series B Preferred Stock outstanding and 15,300 shares of Series C Preferred Stock outstanding. There was also an outstanding warrant to purchase 423,977 shares of common stock, as well as options with respect to approximately 757,183 shares under our equity compensation plans, of which 664,295 were exercisable. At December 31, 2014, an aggregate of approximately 405,574 shares of common stock are available for issuance pursuant to future awards under the 2006 Stock Plan, and 453,606 shares of common stock are available for issuance under our Employee Stock Purchase Plan.

Common Stock. Holders of common stock are entitled to cast one vote for each share held of record, to receive such dividends as may be declared by the board of directors out of legally available funds, and, subject to the rights of any class of stock having preference to the common stock, to share ratably in any distribution of our assets after payment of all debts and other liabilities, upon liquidation, dissolution or winding up. Shareholders do not have cumulative voting rights or preemptive rights or other rights to subscribe for additional shares, and the common stock is not subject to conversion or redemption.

Our ability to pay dividends is limited by the provisions of our Articles of Incorporation related to the SBLF Preferred Stock, and federal and state law and regulation. Regulations of the Federal Reserve Board and Maryland law place limits on the amount of dividends the Bank may pay to the Company without prior approval.  Prior regulatory approval is required to pay dividends which exceed the Bank’s net profits for the current year plus its retained net profits for the preceding two calendar years, less required transfers to surplus.  Under Maryland law, dividends may only be paid out of retained earnings. State and federal bank regulatory agencies also have authority to prohibit a bank from paying dividends if such payment is deemed to be an unsafe or unsound practice, and the Federal Reserve Board has the same authority over bank holding companies.  At December 31, 2014, the Bank could pay dividends to the Company to the extent of its earnings so long as it maintained required capital ratios.

The Federal Reserve Board has established regulations with respect to the maintenance of appropriate levels of capital by registered bank holding companies.  Compliance with such standards, as presently in effect, or as they may be amended from time to time, could possibly limit the amount of dividends that the Company may pay in the future.  In 1985, the Federal Reserve Board issued a policy statement on the payment of cash dividends by bank holding companies.  In the statement, the Federal Reserve Board expressed its view that a holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income, or which could only be funded in ways that weaken the holding company’s financial health, such as by borrowing. As a depository institution, the deposits of which are insured by the FDIC, the Bank may not pay dividends or distribute any of its capital assets while it remains in default on any assessment due the FDIC.  The Bank currently is not in default under any of its obligations to the FDIC. Refer to above discussion on conditions precedent to resuming the payment of the cash common stock dividend.

The Company’s ability to pay dividends on the common stock is also restricted by the provisions of the SBLF Preferred Stock.  Under the terms of the SBLF Preferred Stock, no repurchases may be effected, and no dividends may be declared or paid on preferred shares ranking pari passu with the SBLF Preferred Stock, junior preferred shares, or other junior securities (including the common stock) during the current quarter and for the next three quarters following the failure to declare and pay dividends on the SBLF Preferred Stock, except that, in any such quarter in which the dividend is paid, dividend payments on shares ranking pari passu may be paid to the extent necessary to avoid any resulting material covenant breach. As of the date hereof, the Company has not failed to declare and pay in a timely manner any dividend on the SBLF Preferred Stock.

Under the terms of the SBLF Preferred Stock, the Company may only declare and pay a dividend on the common stock or other stock junior to the SBLF Preferred Stock, or repurchase shares of any such class or series of stock, if, after payment of such dividend, the dollar amount of the Company’s Tier 1 Capital would be at least equal to the Tier 1 Dividend Threshold.  The Tier 1 Dividend Threshold is subject to reduction, beginning on the second anniversary of issuance and ending on the tenth anniversary, by 10% for each one percent increase in QSBL over the baseline level.

Restrictions on Ownership. The Bank Holding Company Act of 1956, as amended, or BHC Act, generally would prohibit any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. Control is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. Under the BHC Act, any existing bank holding company would require the prior approval of the Federal Reserve Board, before acquiring 5% or more of the voting stock of the Company. In addition, the Change in Bank Control Act of 1978, as amended, or CBC Act, prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as the Company, would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company.

Transfer Agent. The Transfer Agent for the common stock is Computershare Shareholder Services, 250 Royall Street, Canton, Massachusetts 02021.

Preferred Stock. Our board of directors may, from time to time, by action of a majority, authorize the issuance of shares of the authorized, undesignated preferred stock, in one or more classes or series. In connection with any such issuance, the Board may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions, of such shares of preferred stock.

We currently have outstanding 56,600 shares of Series B Preferred Stock, all of which was issued to the Treasury under the SBLF on July 14, 2011, and 15,300 shares of Series C Preferred Stock, all of which was issued to Treasury on October 31, 2014 in exchange for shares of preferred stock originally issued to Treasury in 2011 by Virginia Heritage Bank. The SBLF Preferred Stock are of equal rank. The SBLF Preferred Stock has a liquidation amount of $1,000 per share, which would be paid to the holder thereof upon liquidation, dissolution or winding up of the Company, prior to any payment to the holders of common stock or any other security ranking junior to the SBLF Preferred Stock. The SBLF Preferred Stock is entitled to receive non-cumulative dividends on a quarterly basis. The dividend rate, as a percentage of the liquidation amount, through four and one half years after issuance, the dividend rate is fixed at one percent (1%). After four and one half years from issuance, commencing in the first quarter of 2016, the dividend rate on each class of SBLF Preferred Stock will increase to nine percent (9%).

The SBLF Preferred Stock may be redeemed at any time at the Company’s option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company’s board of directors. In the event that the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the SBLF Preferred Stock is at least $25,000,000, then the holder will have the right to designate two directors to the board of directors of the Company.

The existence of shares of authorized undesignated preferred stock enables us to meet possible contingencies or opportunities in which the issuance of shares of preferred stock may be advisable, such as in the case of acquisition or financing transactions. Having shares of preferred stock available for issuance gives us flexibility in that it would allow us to avoid the expense and delay of calling a meeting of shareholders at the time the contingency or opportunity arises. Any issuance of preferred stock with voting rights or which is convertible into voting shares could adversely affect the voting power of the holders of common stock. The provisions of the SBLF Preferred Stock restrict the payment of dividends on, or purchases of, the common stock, under certain circumstances.

The existence of authorized shares of preferred stock could have the effect of rendering more difficult or discouraging hostile takeover attempts or of facilitating a negotiated acquisition. Such shares, which may be convertible into shares of common stock, could be issued to shareholders or to a third party in an attempt to frustrate or render a hostile acquisition more expensive.

Selected Provisions of Our Articles of Incorporation and Maryland Law

Consideration of Business Combinations. Our Articles of Incorporation provide that when the board of directors evaluates any actual or proposed business combination, it shall consider the following factors: the effect of the business combination on the corporation and its subsidiaries, and their respective shareholders, employees, customers and the communities which they serve; the timing of the proposed business combination; the risk that the proposed business combination will not be consummated; the reputation, management capability and performance history of the person proposing the business combination; the current market price of the corporation’s capital stock; the relation of the price offered to the current value of the corporation in a freely negotiated transaction and in relation to the directors’ estimate of the future value of the corporation and its subsidiaries as an independent entity or entities; tax consequences of the business combination to the corporation and its shareholders; and such other factors deemed by the directors to be relevant. In such considerations, the board of directors may consider all or some of such factors as a whole and may or may not assign relative weights to any of them. The foregoing is not intended as a definitive list of factors to be considered by the board of directors in the discharge of their fiduciary responsibility to the corporation and its shareholders, but rather to guide such consideration and to provide specific authority for the consideration by the board of directors of factors which are not purely economic in nature in light of the circumstances of the corporation and its subsidiaries at the time of such proposed business combination.

Amendment of the Articles of Incorporation. In general, our Articles of Incorporation may be amended upon the vote of two-thirds of the outstanding shares of capital stock entitled to vote, the standard vote required under Maryland law. Unless the proposed amendment adversely affects the rights of the Series B Preferred Stock, the holders of Series B Preferred Stock will not have the right to vote on any amendment to the Articles of Incorporation.

Restrictions on Business Combinations with Interested Shareholders. Section 3-602 of the MGCL, as in effect on the date hereof, imposes conditions and restrictions on certain “business combinations” (including, among other transactions, a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance of equity securities) between a Maryland corporation and any person who beneficially owns at least 10% of the corporation’s stock (an “interested shareholder”). Unless approved in advance by the board of directors, or otherwise exempted by the statute, such a business combination is prohibited for a period of five years after the most recent date on which the interested shareholder became an interested shareholder. After such five-year period, a business combination with an interested shareholder must be: (a) recommended by the corporation’s board of directors, and (b) approved by the affirmative vote of at least (i) 80% of the corporation’s outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the interested shareholder with whom the business combination is to be effected, unless, among other things, the corporation’s common shareholders receive a “fair price” (as defined by the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for his or her shares. Our Articles of Incorporation and bylaws do not include any provisions imposing any special approval requirements for a transaction with a major shareholder, and they do not opt out from the operation of Section 3-602.

Control Share Acquisition Statute. Under the MGCL’s control share acquisition law, as in effect on the date hereof, voting rights of shares of stock of a Maryland corporation acquired by an acquiring person at ownership levels of 10%, 33-1/3% and 50% of the outstanding shares are denied unless conferred by a special shareholder vote of two-thirds of the outstanding shares held by persons other than the acquiring person and officers and directors of the corporation or, among other exceptions, such acquisition of shares is made pursuant to a merger agreement with the corporation or the corporation’s charter or bylaws permit the acquisition of such shares prior to the acquiring person’s acquisition thereof. Unless a corporation’s charter or bylaws provide otherwise, the statute permits such corporation to redeem the acquired shares at “fair value” if the voting rights are not approved or if the acquiring person does not deliver a “control share acquisition statement” to the corporation on or before the tenth day after the control share acquisition. The acquiring person may call a shareholder’s meeting to consider authorizing voting rights for control shares subject to meeting disclosure obligations and payment of costs set out in the statute. If voting rights are approved for more than 50% of the outstanding stock, objecting shareholders may have their shares appraised and repurchased by the corporation for cash. Our Articles of Incorporation and Bylaws do not include any provisions restricting the voting ability of major shareholders, and do not opt out from the operation of the control share acquisition law.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus supplement through Sandler O’Neill & Partners, L.P., or Sandler or the underwriter, as the sole underwriter. We have entered into an underwriting agreement with the underwriter, dated March 4, 2015 with respect to the shares of common stock being offered. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to Sandler, and Sandler has agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement, all of the shares of common stock being offered by this prospectus supplement.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•                  the representations and warranties made by us are true and agreements have been performed;

•                  there is no material adverse change in the financial markets or our business; and

•                  we deliver customary closing documents.

Subject to these conditions, the underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus supplement, if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until such option is exercised

The shares of common stock are being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter, subject to approval of certain legal matters by counsel for the underwriter and other conditions specified in the underwriting agreement. The underwriter reserves the right to withdraw, cancel or modify this offer and to reject orders in whole or in part. The underwriting agreement provides that the obligations of the underwriter are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriter may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriter is obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below.

Over-Allotment Option.  We have granted the underwriter an option, exercisable no later than 30 days after the date of this prospectus supplement, which is dated the same date as the underwriting agreement, to purchase up to an aggregate of 367,421 additional shares of common stock at the public offering price, less the underwriting discount set forth on the cover page of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments, if any, made in connection with the sale of the shares of our common stock offered by this prospectus supplement. To the extent the option is exercised and the conditions of the underwriting agreement are satisfied, we will be obligated to sell to the underwriter, and the underwriter will be obligated to purchase, these additional shares of common stock

Discounts and Expenses.  The underwriter proposes to offer the shares of common stock directly to the public at the offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at the public offering price, less a concession not in excess of $1.065 per share.  After the public offering of the common stock, the underwriter may change the offering price and other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriter and the proceeds we will receive before expenses.  The amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per share	Total Without Over-Allotment Exercise	Total With Over- Allotment Exercise
Public offering price	$35.500	$86,956,504	$99,999,950
Underwriting discount payable by us (1)	$1.775	$4,347,825	$4,999,998
Proceeds to us, before expenses (1)	$33.725	$82,608,679	$94,999,952

(1)  The underwriting discount will be $1.775 per share.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discount, will be approximately $500 thousand and are payable by us. In addition to the underwriting discount, we have agreed to reimburse the underwriter for its reasonable out-of-pocket expenses incurred in connection with its engagement as underwriter, regardless of whether this offering is consummated, including, without limitation, certain disbursements, fees and expenses of underwriter’s counsel and marketing, syndication and travel expenses, up to a maximum aggregate amount of $175 thousand.

Indemnity. We have agreed to indemnify the underwriter, persons who control the underwriter, and the underwriter’s partners, directors, officers, employees and agents against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Lock-Up Agreement. We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company’s common stock or any securities convertible into or exchangeable or exercisable for common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise. The 90-day restricted period will be automatically extended if (1) during the last 15 calendar days plus three business days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results or become aware that material news or a material event relating to us will occur during the 16-day period beginning on the last day of the 90-day restricted period, in which case the restrictions described above will continue to apply until the expiration of the 15 calendar day plus three business day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The restrictions described in the preceding paragraph will not apply with respect to: (1) the issuance by us of common stock to the underwriter pursuant to the underwriting agreement; (2) the issuance by us of shares of our common stock pursuant to the exercise of an option, warrant or convertible security outstanding on the date of the underwriting agreement and disclosed in the prospectus; (3) our issuance of shares of our common stock, or options to purchase our common stock, granted pursuant to existing employee benefit plans of the Company and disclosed in the prospectus, provided that such options shall not be vested and exercisable within the 90-day period from the date of the prospectus; (4) the issuance by us of shares of our common stock pursuant to the Company’s 2011 Employee Stock Purchase Plan; (5) a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph; (7) a transfer by any of our executive officers or directors to any trust or family limited partnership for the direct or indirect benefit of that executive officer or director or his or her immediate family, or to any other entity in which that executive officer or director owns more than 50% of the voting securities, provided that the trustee of the trust or general partner of the family limited partnership or an authorized person of the entity, on behalf of the entity, as the case may be, agrees to be bound by the restrictions described in the preceding paragraph, and provided further that any such transfer shall not involve a disposition for value; (8) the exercise by any of our executive officers or directors of stock options that have been granted by the Company prior to, and are outstanding as of, the date of the underwriting agreement, where the common stock received upon any such exercise is held by the executive officer or director, individually or as fiduciary; (9) a transfer by any of our executive officers or directors pursuant to his or her Rule 10b5-1 plan in effect as of the date of the underwriting agreement; (10) shares of our common stock pledged by any of our executive officers or directors in a bona fide transaction outstanding as of the date of this prospectus supplement to a lender to that executive officer or director, as disclosed in writing to Sandler; (11) shares of common stock withheld, forfeited or sold in payment of taxes upon the vesting of shares of restricted stock outstanding as of the date of the underwriting agreement; and (12) with the prior written consent of Sandler.  For purposes of this paragraph, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin.

Sandler may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.  Sandler has agreed to permit an officer of the Company to sell a de minimis number of shares of common stock during the lock-up period.

Stabilization. In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids. Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

Over-allotment transactions involve sales by the underwriter of shares of common stock in excess of the number of shares the underwriter are obligated to purchase. This creates a syndicate short position, which may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising the over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which it may purchase shares through exercise of the over-allotment option. If the underwriter sells more shares than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing, there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on The Nasdaq Capital Market in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, the underwriter and selected dealers, if any, who are qualified market makers on The Nasdaq Capital Market, may engage in passive market making transactions in our common stock on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter. From time to time, the underwriter and some of its affiliates have provided, and may continue to provide, investment banking services to us in the ordinary course of their businesses, and have received, and may continue to receive, compensation from us for such services.

LEGAL MATTERS

The validity of the shares of common stock offered hereby and selected other legal matters in connection with the offering will be passed upon for us by the law firm of BuckleySandler LLP, Washington, D.C.  Attorneys at BuckleySandler LLP who have been involved in such matters own an aggregate of approximately 6,848 shares of our common stock.  Holland & Knight LLP, Washington, D.C., will pass upon certain legal matters for Sandler.

EXPERTS

The financial statements of the Company and the report on the effectiveness of the Company’s internal control over financial reporting as included in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended, are incorporated herein by reference in reliance on the report of Stegman & Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this proxy statement/prospectus) by contacting Jane E. Cornett, Corporate Secretary, Eagle Bancorp, Inc., 7830 Old Georgetown Road, Bethesda, Maryland 20814, telephone 301.986.1800 or from our internet website at http://www.eaglebankcorp.com.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement from the documents listed below that we have previously filed with the SEC (file no. 000-25923). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus supplement from the date that document is filed. Any reports filed by us with the SEC after the date of this prospectus supplement will automatically update and, where applicable, supersede, any information contained in this prospectus supplement or incorporated by reference in this prospectus supplement.

We incorporate by reference into this prospectus supplement the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)                                 Our Annual Report on Form 10-K for the year ended December 31, 2014;

(b)                                 Our Current Reports on Form 8-K filed on January 15, 2015, February 12, 2015, February 13, 2015, February 26, 2015 and March 2, 2015 (two reports);

(c)                                  Portions of our proxy statement for the annual meeting of shareholders to be held on May 21, 2015 that have been incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2014;

(d)                                 The description of our common stock contained in the Registration Statement on Form 8-A filed April 30, 1999.

All documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus supplement and before the termination of the offering will also be deemed to be incorporated by reference. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus supplement from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and accompanying prospectus.  We have not authorized anyone to provide you with information that is different from what is contained in this prospectus supplement or accompanying prospectus. This prospectus supplement is dated March 4, 2015. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

PROSPECTUS

Common Stock

Preferred Stock

Warrants

Depositary Shares

Debt Securities

Units

We may offer, issue and sell, from time to time, in one or more offerings, shares of our common stock, shares of one or more classes or series of our preferred stock, depositary shares, warrants to purchase any of the foregoing equity securities, debt securities, or units consisting of one or more of these securities.

We may offer and sell these securities to or through one or more underwriters, dealers, and agents, or directly to purchasers, on a continuous or delayed basis.  This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. The specific terms of any securities to be offered, and the specific manner in which they may be offered, will be described in one or more supplements to this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is listed on the Nasdaq Capital Market under the symbol “EGBN.”

Investing in our securities involves risks. You should refer to the risk factors that may be included in a prospectus supplement and in our periodic reports and other information that we file with the Securities and Exchange Commission and carefully consider that information before buying our securities. See “Risk Factors” on page 4.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the securities or determined if this prospectus and any accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is March 2, 2015

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC, using a “shelf” registration process. By using a shelf registration statement, we may, from time to time, sell any combination of shares of our common stock, shares of one or more classes or series of our preferred stock, depositary shares, warrants to purchase any of the foregoing equity securities, debt securities, or units consisting of one or more of the securities described in this prospectus, in one or more offerings having an indeterminate total dollar amount. The debt securities, preferred stock, warrants, and units may be convertible into or exercisable or exchangeable for common or preferred stock or other securities issued by us or debt or equity securities issued by one or more other entities.

Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the offering and the specific terms of the securities being offered. The prospectus supplement may also add, update, or change information contained in this prospectus. Before purchasing any of our securities, you should carefully read this prospectus, the applicable prospectus supplement and the information incorporated by reference in this prospectus. For additional information, please refer to “Where You Can Find Additional Information About Eagle Bancorp” and “Incorporation of Certain Information by Reference.” If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement may be read at the SEC’s website at www.sec.gov or at the SEC office mentioned under the heading “Where You Can Find Additional Information About Eagle Bancorp.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus, in any prospectus supplement or in any document incorporated by reference is accurate as of any date other than the date on the front page of the document that contained the information, regardless of when this prospectus is delivered, or when any sale of securities occurs. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, we refer to common stock, preferred stock, debt securities, depositary shares, warrants and units collectively as “securities.” The terms “we,” “us” “our,” “Eagle” and the “Company” refer to Eagle Bancorp, Inc. and our subsidiaries; except that in the description of the securities we may offer, these terms refer solely to Eagle Bancorp, Inc. and not to any of our subsidiaries.

We may sell securities to underwriters who will sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with any agents, to reject, in whole or in part, any of those offers.

Any prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act.

CAUTION ABOUT FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as ‘‘may,’’ ‘‘could,’’ ‘‘should,’’ ‘‘will,’’ ‘‘would,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘plan,’’ or words or phases of similar meaning. We caution that the forward looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward looking statements:

•                  The strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•                  Geopolitical conditions, including acts or threats of terrorism, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•                  The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board, inflation, interest rate, market and monetary fluctuations;

•                  The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•                  Results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our allowance for credit losses or to write-down assets;

•                  Changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or our subsidiary bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

•                  The willingness of users to substitute competitors’ products and services for our products and services;

•                  The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•                  The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setting bodies;

•                  Technological and social media  changes;

•                  The effect of acquisitions we may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•                  The growth and profitability of non-interest or fee income being less than expected;

•                  Changes in the level of our non-performing assets and charge-offs;

•                  Changes in consumer spending and savings habits;

•                  Unanticipated regulatory or judicial proceedings; and

•                  Other risk factors included under the heading “Risk Factors” appearing in our Annual Report on Form 10-K for the year ended December 31, 2014.

If one or more of the factors affecting our forward looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward looking information and statements contained in this prospectus and any accompanying prospectus supplement, and in the information incorporated by reference herein and therein. Therefore, we caution you not to place undue reliance on our forward looking information and statements. We will not update the forward looking statements to reflect actual results or changes in the factors affecting the forward looking statements.

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT EAGLE BANCORP

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov. You may also obtain free copies of the documents we have filed with the SEC (other than exhibits to such documents unless we specifically incorporate by reference an exhibit in this prospectus) by contacting Jane E. Cornett, Corporate Secretary, Eagle Bancorp, Inc., 7830 Old Georgetown Road, Bethesda, Maryland 20814, telephone 301.986.1800, or from our internet website at http://www.eaglebankcorp.com.

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document for more information. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s internet website.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus from the documents listed below that we have previously filed with the SEC (file no. 000-25923). This means that we can disclose important information to you by referring you to another document without restating that information in this document. Any information incorporated by reference into this prospectus is considered to be part of this prospectus from the date that document is filed. Any reports filed by us with the SEC after the date of this prospectus will automatically update and, where applicable, supersede, any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with SEC rules):

(a)         Our Annual Report on Form 10-K for the year ended December 31, 2014;

(b)         Our Current Reports on Form 8-K filed on January 15, 2015, February 12, 2015, February 13, 2015, and February 26, 2015;and

(c)          The description of our common stock contained in the registration statement on Form 8-A filed April 30, 1999.

All documents that we file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the registration statement and prior to its effectiveness, on or after the date of this prospectus and prior to the termination of the offering will also be deemed to be incorporated by reference. These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus from the date of their filing. These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated March 2, 2015.  You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

EAGLE BANCORP, INC.

We are the registered bank holding company for EagleBank, Bethesda, Maryland, a Maryland chartered commercial bank which is a member of the Federal Reserve System. We were organized in October 1997 to be the holding company for EagleBank, which commenced operations in July 1998.

We are a growth oriented institution, providing a high level of service and developing deep relationships with our customers.  We offer a broad range of commercial banking services to our business and professional clients as well as full service consumer banking services to individuals living and/or working primarily in our service area. EagleBank was organized as an alternative to the super-regional financial institutions which dominate our market area. EagleBank’s philosophy is to provide superior, personalized service to our customers. EagleBank focuses on relationship banking, providing each customer with a number of services, becoming familiar with and addressing the customer’s needs in a proactive personalized fashion.

Our principal executive offices are located at 7830 Old Georgetown Road, Bethesda, Maryland 20814, and our telephone number is 301.986.1800.

RISK FACTORS

An investment in our securities involves various risks. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference in this prospectus, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the SEC under the Exchange Act. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our financial statements and related notes incorporated by reference herein or therein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

Our consolidated ratio of earnings to combined fixed charges and preferred dividends for each of the five fiscal years ended December 31, 2014 and are as set forth in the following table.

	Year Ended December 31,
	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges and preferred dividends:
Including interest on deposits	7.06x	6.55x	4.61x	2.60x	2.09x
Excluding interest on deposits	20.23x	27.61x	17.96x	7.93x	5.79x

For purposes of calculating the ratio of earnings to fixed charges and preferred dividends, earnings are the sum of:

•                  net income before taxes; and

•                  fixed charges.

For purposes of calculating the ratio of earnings to fixed charges and preferred dividends, fixed charges are the sum of:

•                  interest expenses, including interest on deposits, and, in the second alternative shown above, excluding interest on deposits; and

•                  that portion of net rental expense deemed to be the equivalent to interest on long-term debt.

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities in the manner and for the purposes set forth in the applicable prospectus supplement, which may include general corporate purposes.

LEGAL MATTERS

Except as otherwise provided in any prospectus supplement, the validity of the securities offered hereby will be passed upon for us by BuckleySandler LLP, Washington, D.C.  Attorneys at BuckleySandler LLP who have been involved in such matters own an aggregate of approximately 6,848 shares of our common stock.

EXPERTS

The consolidated financial statements of Eagle and the report on the effectiveness of Eagle’s internal control over financial reporting incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2014, have been so incorporated in reliance on the reports of Stegman & Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

2,449,479 Shares

Common Stock

PROSPECTUS SUPPLEMENT
(To the Prospectus dated March 2, 2015)

March 4, 2015